247MGI, Inc.
1007 N. Federal Hwy, D-6
Fort Lauderdale, FL 33304
954-323-2516 Fax: 954-323-2542

October 15, 2007

Regina Balderas
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: Time Extension

As per our phone conversation we have received your letter referencing a limited review of our financial statements and related disclosures.  As indicated we recently moved and the letter was misplaced until I discovered it the other day.  We will respond to your comments by Friday October 26, 2007.

Regards,

/s/Matthew P. Dwyer
Matthew P. Dwyer
President